EXHIBIT 30
                                                                      ----------


                              PRIMEWEST ENERGY INC.

                              RESERVE APPRAISAL AND
                          ECONOMIC ANALYSIS OF CERTAIN
                     WESTERN CANADIAN OIL AND GAS PROPERTIES

                                CORPORATE SUMMARY


                            EFFECTIVE JANUARY 1, 2001


                                     1014863

                                            February 16, 2001

                                            Project 1014863


Mr. Neil Roach
PRIMEWEST ENERGY INC.
1600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Dear Sir:

                      RE:      PRIMEWEST ENERGY INC.
                               RESERVE APPRAISAL AND ECONOMIC EVALUATION
                               OF WESTERN CANADIAN OIL AND GAS PROPERTIES
                               EFFECTIVE JANUARY 1, 2001
                               ------------------------------------------

Pursuant to your request, Gilbert Laustsen Jung Associates Ltd. has prepared an independent evaluation of the oil and gas properties of PrimeWest Energy Inc. (PrimeWest). The effective date of this evaluation is January 1, 2001 and was prepared utilizing data available as of approximately September 2000.

The current evaluation is an update of the previous corporate evaluation effective January 1, 2000. During the year 2000, PrimeWest acquired the interests of Reserve Royalty Corporation and Venator Petroleum Company Ltd. which have been included in this years update.

The unrisked reserves and value estimates for the evaluated interests of PrimeWest are detailed in the "Summary" section of the enclosed report. Summaries of unrisked reserve and present worth estimates for each company/property as well as consolidated revenue projections are presented for each reserve category. Also included are a series of tables comparing reserves, present value, production forecasts, operating costs, capital investment scheduling and undiscounted cash flow for each property. A risk factor of 50 percent was estimated for probable reserves at the corporate level.

Revenue projections were prepared on a property basis utilizing the Consultants Average (2001-01) price forecast which is documented in the "Price and Market Demand Forecasts" section. The Consultants Average (2001-01) price forecast is defined as the arithmetic average of the price forecasts of GLJ (2001-01), Sproule Associates Ltd. (2001-01) and McDaniel & Associates Consultants Ltd. (2001-01).

Individual property cash flows will be forwarded under separate cover. A discussion of the general procedures and terms of reference utilized in the preparation of the estimates is presented in the "Evaluation Procedure" section of the enclosed report.

Constant pricing sensitivities have also been prepared as presented in the "Constant Pricing" section.

This report has been prepared for the exclusive use of PrimeWest Energy Inc. No part of this report should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete contents of the report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

                                       Yours very truly,

                                       GILBERT LAUSTSEN JUNG
                                       ASSOCIATES LTD.

                                       "ORIGINALLY SIGNED BY"

                                       Myron J. Hladyshevsky, P. Eng.
                                       Vice-President

MJH/memd
Attachments

                                TABLE OF CONTENTS



i)       TRANSMITTAL LETTER
ii)      INDEPENDENT PETROLEUM CONSULTANTS' CONSENT


INTRODUCTION

SUMMARY

RESERVE DEFINITIONS

EVALUATION PROCEDURE

CONSULTANTS AVERAGE PRICE FORECASTS

CONSTANT PRICING

CERTIFICATES OF QUALIFICATION

                   INDEPENDENT PETROLEUM CONSULTANTS' CONSENT


The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent reserve determination and economic analysis of the interests of PRIMEWEST ENERGY INC. in certain Western Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is JANUARY 1, 2001.

In the course of the evaluation, PrimeWest Energy Inc. provided Gilbert Laustsen Jung Associates Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, was obtained from public records, other operators, and from Gilbert Laustsen Jung Associates Ltd. nonconfidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. Gilbert Laustsen Jung Associates Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserve and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgement. While reserve and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.


--------------------------------------------------

              PERMIT TO PRACTICE
     GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Signature   ORIGINALLY SIGNED BY WAYNE W. CHOW
            ----------------------------------
Date            FEBRUARY 16, 2001
            ----------------------------------

            PERMIT NUMBER:  P 2066
  The Association of Professional Engineers,
    Geologists and Geophysicists of Alberta
--------------------------------------------------


                                                 ORIGINALLY   SIGNED BY
                                                       HARRY JUNG
                                           -------------------------------------
                                           Gilbert Laustsen Jung Associates Ltd.

                                  INTRODUCTION


Gilbert Laustsen Jung Associates Ltd. (GLJ) was commissioned by PrimeWest Energy Inc. (PrimeWest) to prepare an independent reserve and economic evaluation of PrimeWest's interests in certain Western Canadian oil and gas properties. The current evaluation is an update of the previous corporate evaluation effective January 1, 2000.

During the year 2000, PrimeWest acquired the interests of Reserve Royalty Corporation (Reserve Royalty) and Venator Petroleum Company Ltd. (Venator). These assets have been included in this years corporate reserve evaluation update effective January 1, 2001.

The evaluated interests were grouped into thirty-six evaluated properties (26 PrimeWest Original, 7 Reserve Royalty, 3 Venator) and three "Other" properties. The thirty-six properties were evaluated in detail with varying degrees of supporting documentation. The level of documentation included was commensurate with the individual property value in the overall corporate portfolio. The evaluated properties account for over 91 percent of the established reserves and 88 percent of the established value in the total PrimeWest portfolio.

The three "Other" properties were not evaluated in detail and comprise the remaining interests of PrimeWest, Reserve Royalty and Venator. The PrimeWest "Other" properties were previously evaluated by GLJ effective January 1, 2000. These interests have been mechanically looked ahead to a January 1, 2001 effective date and rerun using Consultants Average (2001-01) pricing. The Venator "Other" properties were previously evaluated by McDaniel & Associates Ltd. effective January 1, 2000. These properties were audited and rerun with a January 1, 2001 effective date using Consultants Average (2001-01) pricing. The Reserve Royalty "Other" properties consist in excess of ninety separate entities which have been previously evaluated by several different consulting firms effective January 1, 2000. These reserves and production forecasts were consolidated by GLJ into a single economic forecast (by reserve category) effective January 1, 2000 and were subsequently mechanically looked ahead to a January 1, 2001 effective date and rerun with Consultants Average (2001-01) pricing. The non-evaluated "Other" properties account of 9 percent of the established reserves and 12 percent of the established value in the total PrimeWest corporate portfolio.

PrimeWest provided land and accounting data for the PrimeWest Original properties upon which this evaluation is based. For the Reserve Royalty and Venator properties, the interests and burdens incorporated were primarily based on those presented and utilized in the previous consultants' reports dated January 1, 2000. Minimal operating cost and revenue data was available for these companies, consequently, the assumptions utilized in the previous consultants' reports were generally carried forward unless directed otherwise by PrimeWest or other operating and revenue information was available from GLJ nonconfidential files.

Property evaluations were conducted to an effective date of January 1, 2001. Data available to December 2000 has been incorporated with the exception of production data which was available to approximately September 2000.

Revenue projections herein utilize the Consultants Average (2001-01) price forecast defined as the arithmetic average of the price forecasts of GLJ (2001-01), Sproule Associates Limited (2001-01) and McDaniel & Associates (2001-01). Constant price revenue projections have also been prepared based on the Consultants Average (2001-01) pricing.

Reserve and present value estimates as well as production/revenue projections for various reserve categories for individual properties and both company and total consolidations of properties are provided in the tabbed sections of this report. Additionally, discussion is provided with respect to reserve definitions, evaluation procedures and price and market demand forecasts.

This evaluation incorporates well and facility abandonment costs, process income, overhead recovery in operated properties and the ARTC associated with a few minor eligible interests. Undeveloped land values are not included in the cash flow projections.

                            PROVED RESERVE FORECASTS

                                 LIST OF TABLES



          Summary of Reserves and Values

          Summary of Company Interest Annual Oil Sales

          Summary of Company Interest Annual Gas Sales

          Summary of Company Interest Annual NGL Sales

          Summary of Company Interest Annual Sulphur Sales

          Summary of Company Interest Annual BOE Sales

          Summary of Company Annual Undiscounted Cash Flow

          Summary of Company Annual Operating Costs

          Summary of Company Annual Operating Cost per BOE

          Summary of Company Annual Capital Expenditures

          Summary of Company Annual Other Income

          Summary of Company Annual Abandonment Costs

          Summary of Reserve and Value Indicators


Each table has been organized to present values for the producing, nonproducing and total (producing plus nonproducing) reserve category by property.

                           PROBABLE RESERVE FORECASTS

                                 LIST OF TABLES


          Summary of Reserves and Values

          Summary of Company Interest Annual Oil Sales

          Summary of Company Interest Annual Gas Sales

          Summary of Company Interest Annual NGL Sales

          Summary of Company Interest Annual Sulphur Sales

          Summary of Company Interest Annual BOE Sales

          Summary of Company Annual Undiscounted Cash Flow

          Summary of Company Annual Operating Costs

          Summary of Company Annual Operating Cost per BOE

          Summary of Company Annual Capital Expenditures

          Summary of Company Annual Other Income

          Summary of Company Annual Abandonment Costs

          Summary of Reserve and Value Indicators


Each table has been organized to present values for the producing, nonproducing and total (producing plus nonproducing) reserve category by property.

                     PROVED PLUS PROBABLE RESERVE FORECASTS

                                 LIST OF TABLES


          Summary of Reserves and Values

          Summary of Company Interest Annual Oil Sales

          Summary of Company Interest Annual Gas Sales

          Summary of Company Interest Annual NGL Sales

          Summary of Company Interest Annual Sulphur Sales

          Summary of Company Interest Annual BOE Sales

          Summary of Company Annual Undiscounted Cash Flow

          Summary of Company Annual Operating Costs

          Summary of Company Annual Operating Cost per BOE

          Summary of Company Annual Capital Expenditures

          Summary of Company Annual Other Income

          Summary of Company Annual Abandonment Costs

          Summary of Reserve and Value Indicators


Each table has been organized to present values for the producing, nonproducing and total (producing plus nonproducing) reserve category by property.

                          ESTABLISHED RESERVE FORECASTS

                                 LIST OF TABLES


          Summary of Reserves and Values

          Summary of Company Interest Annual Oil Sales

          Summary of Company Interest Annual Gas Sales

          Summary of Company Interest Annual NGL Sales

          Summary of Company Interest Annual Sulphur Sales

          Summary of Company Interest Annual BOE Sales

          Summary of Company Annual Undiscounted Cash Flow

          Summary of Company Annual Operating Costs

          Summary of Company Annual Operating Cost per BOE

          Summary of Company Annual Capital Expenditures

          Summary of Company Annual Other Income

          Summary of Company Annual Abandonment Costs

          Summary of Reserve and Value Indicators

                              EVALUATION PROCEDURE

                                TABLE OF CONTENTS


INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING DATA

PRODUCTION FORECASTS

ECONOMIC PARAMETERS

RESERVE CATEGORIES

                              EVALUATION PROCEDURE


The following outlines the methodology employed by GLJ in conducting the evaluation of PrimeWest's interests in the subject properties.

INTEREST DESCRIPTIONS

PrimeWest provided GLJ with basic interest and burden descriptions for the PrimeWest Original properties included in the evaluation. Descriptions of these leases are contained in the individual property reports. These interests were accepted as represented.

Interests and burdens for the Reserve Royalty and Venator properties were obtained from the previous consultants' reports effective January 1, 2000.

WELL DATA

Pertinent well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were obtained from public records, GLJ's nonconfidential files, or from PrimeWest if the data was not in the public domain.

ACCOUNTING DATA

Accounting data was supplied by PrimeWest for all PrimeWest Original properties as well as budget forecasts for operated properties and Units. GLJ used this data to derive operating cost forecasts. Accounting data on a property by property basis was available for the full year 1999 and for the eight month period ending August 31, 2000. Accounting data for the total corporate roll-up was available for 1999 and for the full year 2000.

Accounting data for the Reserve Royalty and Venator properties was available for only partial year 2000 and was utilized where considered reliable. In certain cases, operating costs and price adjustments were incorporated from the previous consultants report or from GLJ nonconfidential client files.


PRODUCTION FORECASTS

In establishing production forecasts, consideration was given to existing gas contracts, any known plans for development drilling and to reserves and well capability. Development drilling was considered in properties with long reserve lives and scheduled in the future if economically viable. Currently shut-in gas reserves were scheduled to come on-stream over the next four years.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)       The effective date of cash flows is January 1, 2001.

b) Operating and capital costs were estimated in 2001 dollars and then escalated at 1.67 percent per annum for 14 years and 1 percent thereafter.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a mid-year discount factor of 12.0 percent with all values discounted annually to January 1, 2001 on a calendar year basis.

d) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital bases were included in the economic evaluation. Cash flows were prepared using a 20 percent corporate effective rate for gas cost allowance calculations. Mineral taxes on freehold interests were also included.

e) Royalty credits under the Alberta Royalty Tax Credit (ARTC) plan have been included in this analysis for all eligible properties and qualifying wells.

f) Individual property analyses and total consolidations were prepared using Consultants Average (2001-01) price forecasts.

g) Field level overhead charges have been included. Gross overhead recovery in PrimeWest operated properties has also been included.

h)       PrimeWest's office G&A costs have not been included.

i) At PrimeWest's request, the following BOE conversion factors were utilized:

                Oil                   1  STB/BOE
                Condensate            1  STB/BOE
                NGLs                  1  STB/BOE
                Sulphur                  Nil
                Gas                  10  MCF/BOE

j) Well and facility abandonment costs net of salvage values, surface reclamation costs and pit/spill liabilities have been included as provided by PrimeWest. Currently shut-in/suspended wells were forecast to be abandoned in equal increments over the next five years. Existing producing wells were forecast to be abandoned at the end of their economic life. Remaining facility abandonment costs were scheduled at the end of the property life.

RESERVES CATEGORIES

Estimates of reserves and revenues were prepared on an individual property basis in accordance with the National Policy 2-B definitions as presented in the Reserve Definitions section of the report for the following reserve categories:

                    Proved Producing
                    Total Proved
                    Proved Producing Plus Probable Producing
                    Total Proved Plus Probable
                    Established (Total Proved Plus 50 Percent Probable)

Other reserve categories are presented within this summary report for analysis convenience and are determined by difference.

                  CONSULTANT AVERAGE (2001-01) PRICE FORECASTS


                                                                                          Natural Gas Liquids
                                                    Light Crude Oil                           at Edmonton
                                           -------------------------------   ------------------------------------------
                                                WTI          Edmonton
                 Exchange                      Cushing        Par Price                                       Pentanes
                   Rate       Inflation       Oklahoma*    40(Degree) API       Propane         Butane          Plus        Sulphur
     Year        $US/$Cdn         %            $US/bbl          $/bbl            $/bbl          $/bbl          $/bbl         $/lt
------------  -------------  ------------  --------------- ---------------   -------------  -------------  -------------  ----------
     2001         0.6587        1.67            26.73           39.67            29.22          30.12          41.87        12.50
     2002         0.6667        1.67            23.80           34.63            24.26          24.88          35.81        14.82
     2003         0.6800        1.67            21.51           30.56            20.37          20.76          31.26        18.10
     2004         0.6900        1.67            21.58           30.20            19.40          19.69          30.54        22.02
     2005         0.7000        1.67            21.90           30.24            18.96          18.97          30.49        25.95
     2006         0.7067        1.67            22.34           30.47            19.10          19.10          30.72        26.81
     2007         0.7133        1.67            22.71           30.67            19.27          19.24          30.92        27.54
     2008         0.7167        1.67            23.07           31.06            19.52          19.47          31.32        28.47
     2009         0.7200        1.67            23.43           31.47            19.82          19.80          31.72        29.94
     2010         0.7200        1.67            23.88           31.99            20.24          20.16          32.25        31.14
     2011         0.7200        1.67            24.25           32.55            20.59          20.59          32.82        32.54
     2012         0.7200        1.67            24.62           33.09            20.89          20.87          33.35        33.67
     2013         0.7200        1.67            24.99           33.65            21.20          21.22          33.92        34.84
     2014         0.7200        1.67            25.36           34.22            21.55          21.54          34.49        36.08
     2015         0.7200        1.67            25.73           34.75            21.89          21.86          35.03        37.36
  Thereafter      0.7200        1.00%           1.00%           1.00%            1.00%          1.00%          1.00%        1.00%

*40 degrees API, 0.4% sulphur

CONSULTANT AVERAGE (2001-01) PRICE FORECASTS (continued) ... page 2


                                                              Alberta Government
                                         Alberta Spot          Reference Price        Alberta Spot              BC Spot
                     Henry Hub             @ AECO-C               Plant-gate           Plant-gate             Plant-gate
      Year           $US/MMBTU         $Canadian/MMBTU         $Canadian/MMBTU       $Canadian/MMBTU        $Canadian/MMBTU
--------------- ----------------- ------------------------ ---------------------- ----------------------- ----------------------
      2001             5.35                  7.55                    7.04                 7.38                   7.42
      2002             4.13                  5.62                    5.11                 5.44                   5.42
      2003             3.57                  4.68                    4.32                 4.50                   4.46
      2004             3.38                  4.32                    3.99                 4.14                   4.11
      2005             3.37                  4.18                    3.96                 4.00                   4.03
      2006             3.41                  4.18                    3.96                 3.99                   4.02
      2007             3.47                  4.19                    4.00                 4.00                   4.03
      2008             3.53                  4.24                    4.06                 4.06                   4.09
      2009             3.59                  4.29                    4.09                 4.09                   4.12
      2010             3.65                  4.38                    4.19                 4.19                   4.22
      2011             3.71                  4.45                    4.26                 4.26                   4.29
      2012             3.77                  4.52                    4.34                 4.34                   4.37
      2013             3.82                  4.59                    4.39                 4.39                   4.42
      2014             3.89                  4.66                    4.46                 4.46                   4.49
      2015             3.95                  4.73                    4.53                 4.53                   4.57
   Thereafter          1.00%                1.00%                   1.00%                 100%                   1.00%

                               RESERVE DEFINITIONS


PROVED/PROBABLE/ESTABLISHED/POSSIBLE

Reserves are evaluated by Gilbert Laustsen Jung in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

PROVED RESERVES: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserve to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

PROBABLE RESERVES: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

ESTABLISHED RESERVES:  Proved reserves plus 50 percent probable reserves.

POSSIBLE RESERVES: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

PRODUCING/NONPRODUCING

Gilbert Laustsen Jung has further subdivided both the proved and probable reserves into producing or nonproducing, in accordance with the following criterion:

PRODUCING RESERVES: Those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and nonproducing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

NONPRODUCING RESERVES:  Those reserves that are not classified as producing.

EVALUATED RESERVE CATEGORIES

Production/revenue projections are prepared on an unrisked basis for each of the following main reserve categories:

         Proved Producing
         Total Proved
         Proved Producing Plus Probable Producing
         Total Proved Plus Probable

where "Total Proved" and "Total Proved Plus Probable" represent the sum of the producing and nonproducing reserves. Gilbert Laustsen Jung evaluates the possible reserve component only when specifically requested to do so.

When evaluating reserves, generally Gilbert Laustsen Jung evaluators first identify what the producing situation is and assign proved and proved plus probable reserves in recognition of the existing level of development and the existing depletion strategy. Incremental nonproducing reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

                          CERTIFICATES OF QUALIFICATION



                               Dana B. Laustsen
                               Neil I. Dell
                               Myron J. Hladyshevsky
                               Terry L. Aarsby
                               P. Byron Bahnsen
                               Dave K. Bassi
                               Ken B. Gregory
                               Bruce E. Madu
                               Oryst N. Myroniuk
                               Robert A. Nixon
                               A. Joan M. Simmins
                               Jeanette Van Roosmalen
                               Leonard L. Herchen
                               Fred J. Heroux
                               J. Allan Bertram
                               M. Scott Lovett
                               Grant R. Schoenberger
                               Tom D. Holmwood
                               Clinton F. Blyth
                               David B. Finn
                               Asim Naqvi

                         CERTIFICATION OF QUALIFICATION


I, Neil I. Dell, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Saskatchewan and that I graduated with a Bachelor of Science Degree in Civil Engineering in 1971; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-nine years experience in engineering studies relating to Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                           ---------------------
                                                           Neil I. Dell, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Dana B. Laustsen, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1977; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-three years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                        ------------------------
                                                        Dana B. Laustsen, P.Eng.

                         CERTIFICATION OF QUALIFICATION


I, Terry L. Aarsby, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1983; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of seventeen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                        ------------------------
                                                        Terry L. Aarsby, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Myron J. Hladyshevsky, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-one years experience in engineering evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                  Myron J. Hladyshevsky, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Bruce E. Madu, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of sixteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                          ----------------------
                                                          Bruce E. Madu, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Oryst N. Myroniuk, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eighteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                      --------------------------
                                                      Oryst N. Myroniuk, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Robert A. Nixon, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and graduated with a Bachelor of Science Degree in Geology in 1973; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty-seven years experience in geological studies and evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                       -------------------------
                                                       Robert A. Nixon, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Jeanette Van Roosmalen, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1983; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of seventeen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                 -------------------------------
                                                 Jeanette Van Roosmalen, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, P. Byron Bahnsen, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated in 1986 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of fourteen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                      --------------------------
                                                      P. Byron Bahnsen, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Leonard L. Herchen, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended Queen's University and that I graduated with a Bachelor of Science Degree in Engineering Physics in 1989; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eleven years experience in engineering studies relating to Western Canadian and international oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                     ---------------------------
                                                     Leonard L. Herchen, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Fred J. Heroux, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1987; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                         -----------------------
                                                         Fred J. Heroux, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, M. Scott Lovett, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Masters of Science in Chemical Engineering in 1996; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                 -------------------------------
                                                 M. Scott Lovett, M.Sc., P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, J. Allan Bertram, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended Lakehead University, Thunder Bay, Ontario where I graduated with a Degree in Electrical Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eight years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                       -------------------------
                                                       J. Allan Bertram, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Tom D. Holmwood, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science in Chemical Engineering in 1998, that I am an Engineer In Training; and, that I have in excess of two year experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                         -----------------------
                                                         Tom D. Holmwood, E.I.T.

                         CERTIFICATION OF QUALIFICATION


I, Grant R. Schoenberger, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1997; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of four years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                  Grant R. Schoenberger, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Clinton F. Blyth, Professional Geologist, C.F. Blyth Consulting Service Ltd., Strathmore, Alberta, Canada hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Geology in 1983; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of seventeen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                      --------------------------
                                                      Clinton F. Blyth, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, D.K. (Dave) Bassi, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Degree in Chemical Engineering in 1986; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of fourteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                      --------------------------
                                                      D.K. (Dave) Bassi, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, David B. Finn, Petroleum Technologist, D.B. Finn Petroleum Consultants Ltd., 717, 738 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the British Columbia Institute of Technology and that I graduated with a Diploma of Engineering Technology in Natural Gas and Petroleum Technology in 1969; that I am a Registered Applied Science Technologist in the Province of British Columbia; and, that I have in excess of thirty-one years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                         -----------------------
                                                         David B. Finn, A. Sc.T.

                         CERTIFICATION OF QUALIFICATION


I, Ken B. Gregory, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of British Columbia and that I graduated with a Bachelor of Applied Science Degree in Mechanical Engineering in 1978; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eighteen years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                         -----------------------
                                                         Ken B. Gregory, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Asim Naqvi, Engineer In Training, #13, 1027, 12 Ave. SW., Calgary, Alberta, Canada T2R 0J5, hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the NTNU, Trondheim, Norway where I completed my M.Sc. (Petroleum Engineering ) in 1997. Prior to this I had a Bachelor of Science in Professional Geology, and an M.Sc. (Petroleum Geology). That I am an Engineer In Training; and, that I have in excess of three years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                            --------------------
                                                               Asim Naqvi, M.Sc.

                         CERTIFICATION OF QUALIFICATION


I, A. Joan M. Simmins, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare an independent reserve determination and economic analysis of the interests of PrimeWest Energy Inc. in certain Western Canadian oil and gas properties. The effective date of this evaluation January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of PrimeWest Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and graduated with a Bachelor of Engineering Degree in Mineral Engineering (Petroleum) 1980; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of nineteen years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of PrimeWest Energy Inc. and the appropriate provincial regulatory authorities.



                                                            ORIGINALLY SIGNED BY
                                                     ---------------------------
                                                     A. Joan M. Simmins, P. Eng.